United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: QTS Realty Trust, Inc.

2.	Name of person relying on exemption: Land & Buildings Investment Management, LLC

3.	Address of person relying on exemption: 1 Landmark Square 7th Floor Stamford, CT 06901

4.	Written materials: The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

LEADING PROXY ADVISORy FIRM ISS AGREES WITH LAND & BUILDINGS THAT CHANGE IS WARRANTED ON QTS BOARD

– Recommends Shareholders Vote WITHHOLD on Mr. William Grabe, Chairman of Compensation Committee –

– Highlights QTS’ Investor Communication Failures, Underperformance to Peers and Operational Issues –

– Criticizes Management’s Lack of Credibility and Disconnect from Concerns of Shareholders –

– Land & Buildings Urges Shareholders to Vote WITHHOLD on Chairman and CEO, Mr. Chad Williams, and Compensation Committee Chair, Mr. William Grabe, at 2018 Annual Meeting –

Stamford, CT— (April 20, 2018) – Land & Buildings Investment Management, LLC (together with its affiliates, "Land and Buildings") today commented on the recommendation announced by Institutional Shareholder Services (“ISS”) in regards to the upcoming QTS Realty Trust (NYSE: QTS) (“QTS” or the “Company”) Annual Meeting.

In its report, ISS affirmed Land and Buildings’ concerns regarding the Company’s investor communications failures and poor governance, which coupled with QTS’ underperformance to peers and operational issues, show a lack of effective oversight by the QTS Board.

ISS concluded that change is warranted on the QTS Board and shareholders should vote WITHHOLD on Mr. William Grabe, sayingi:

  “[T]he company has underperformed industry peers, experienced operational setbacks, and demonstrated a pattern of ineffective communication and a disconnect from shareholders, which suggest that enhanced oversight of management is warranted”
  “The company's inability to capitalize on this stated comparative advantage calls into question the validity of the business model or management's ability to effectively execute on it.”
  “The company has demonstrated a pattern of ineffective communication. By its own admission, management incited the dramatic stock decline in February through its messaging of the restructuring. As if to add fuel to the fire, the compensation committee made supplemental option grants in the immediate aftermath of the collapse, which is emblematic of an unmistakable disconnect from the sentiment and concerns of shareholders. The company also waited nearly seven weeks to issue a thorough response to the dissident, which some shareholders may view as inattentive, or even dismissive.”
  “The sum total of these actions, magnified by the company's history of relative underperformance and operational concerns, is a lack of credibility and a sense of mistrust. This reputational handicap is perhaps best demonstrated by the fact that the company's share price has not yet recovered from its collapse in February…”

Jonathan Litt, Founder and CIO of Land and Buildings, said, “We are pleased that ISS supports our view that shareholders should vote withhold for director William Grabe. ISS’ findings echo many of the core criticisms we have put forth, most importantly that change is warranted at the Board level at QTS. However, we strongly believe shareholders should also vote withhold for Chairman and CEO Chad Williams, as the Board must be held accountable for the Company to finally unlock the significant value opportunity that is currently being squandered at QTS. Shareholders cannot ignore the many factors and governance failures leading to QTS’ substantial underperformance and must send a clear message of disapproval to the Board.”

Another leading proxy advisor, Glass, Lewis & Co. (“Glass Lewis”), affirmed that change is warranted at QTS by highlighting the Company’s egregious compensation practices and recommending shareholders vote AGAINST the Advisory Vote on Executive Compensation:

Glass Lewis further supported this notion, sayingii:

  “We believe shareholders should be concerned by this disconnect between pay and performance in 2017 as it suggests the Company may not have implemented an appropriate pay program.”
  “We also question the necessity of the Company’s grant of significant awards to certain NEOs in March 2018…We are deeply skeptical of the grant of additional awards on the basis of actions that we consider intrinsic to executives' duties. In addition, given Mr. Williams’ position as the founder, chairman and CEO of the Company as well as a significant equity holder of the Company, we see little cause for concern regarding motivation or retention.”

  “Overall, we find a number of concerns regarding the Company’s executive compensation practices in 2017 and early 2018. In light of the forgoing factors and as discussed further in Proposal 2, we believe it would be appropriate for shareholders to vote against the Company's advisory proposal on executive compensation at the 2018 annual meeting. In our view, voting against this proposal would allow shareholders to send a message to the board that they are dissatisfied with the Company’s compensation practices.”

QTS total shareholder returns have materially lagged Data Center Peersiii before and after the February 21st, 2018 restructuring announcement, clearly illustrating the long-term underperformance of QTS.

Figure 1: QTS Underperforming Data Center Peers Across Wide-Ranging Timeframesiv

Land & Buildings urges its fellow shareholders to WITHHOLD on CEO and Chairman Mr. Chad Williams and Chair of the Compensation Committee Mr. William Grabe at the QTS Realty Trust May 3, 2018 Annual Meeting.

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About Land & Buildings:

Land & Buildings is a registered investment manager specializing in publicly traded real estate and real estate related securities. Land and Buildings seeks to deliver attractive risk adjusted returns by opportunistically investing in securities of global real estate and real estate related companies, leveraging its investment professionals' deep experience, research expertise and industry relationships.

Media Contact:
Dan Zacchei / Joe Germani

Sloane & Company

212-486-9500

Dzacchei@sloanepr.com

JGermani@sloanepr.com

Investor Contact:

Pat McHugh

Okapi Partners

212-297-0721

pmchugh@okapipartners.com

This is NOT a solicitation of authority to vote your proxy. Land & Buildings is not asking for your proxy card and will not accept proxy cards if sent. Executed proxy cards should be returned according to the Company’s instructions.

i Permission to quote ISS was neither sought nor obtained.

ii Permission to quote Glass Lewis was neither sought nor obtained.

iii Data Center Peers defined as the following REITs that own, operate and develop data centers with a significant US footprint: CyrusOne (Nasdaq: CONE), CoreSite (NYSE: COR), Digital Realty Trust (NYSE: DLR), and Equinix (Nasdaq: EQIX)

iv Source: Bloomberg

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Land & Buildings Investment Management, LLC (“Land & Buildings”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Land & Buildings.